VIA EDGAR

April 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Asia Timmons-Pierce

Re:	Ostin Technology Group Co., Ltd.
File No. 333- 253959 Registration Statement on Form F-1, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Prime Number Capital LLC and Shengang Securities Company Limited, acting as representatives of the underwriters, hereby join Ostin Technology Group Co., Ltd. in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on April 26, 2022, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated March 29, 2022, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirm that they have complied and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Prime Number Capital LLC

By: /s/ Xiaoyan Jiang

Name: Xiaoyan Jiang

Title:   Chairwoman

Shengang Securities Company Limited

By: /s/ Da Zhai

Name: Da Zhai

Title:   Vice President of Investment Banking Division